EXHIBIT 2: Letter to Board of Directors of Neoforma, Inc.

Robert J. Zollars, Chairman

Edward A. Blechschmidt, Director

Jeffrey H. Hillebrand, Director

Wayne B. Lowell, Director

Michael J. Murray, Director

C. Thomas Smith, Director

c/o Stephen K. Phillips, Esq., General Counsel

Neoforma, Inc.

3061 Zanker Road

San Jose, CA 95134

April 21, 2005

Dear Sirs:

As a Managing Partner of QVT Financial LP (“QVT Financial”), I previously wrote to you on March 29, 2005 to express our concerns relating to recent events and the future direction of Neoforma, Inc. (the “Company”), and to request a meeting to discuss those concerns. A copy of that letter is attached. Since you have not agreed to meet with us, I am now writing to reiterate those concerns. As you will recall from our prior letter and our Schedule 13D filing, QVT Financial is the investment manager for QVT Fund LP and for a separate discretionary account managed for Deutsche Bank AG, which together currently own 1,110,083 shares, or approximately 5.52%, of the Company’s outstanding common stock. We intend to include this letter as an exhibit to an amended Schedule 13D that we will be filing with the Securities and Exchange Commission concurrently with our sending this letter to you.

Consistent with QVT Financial’s process of ongoing evaluation of its investment in the Company and investment alternatives, we feel this letter is necessary to reiterate our concerns relating to the Company’s recent actions with respect to its majority shareholders and its announced exploration of strategic alternatives. Particularly in light of recent public disclosures by the Company and by its majority shareholders, we continue to believe that our interests, and the interests of all of the Company’s minority shareholders, differ significantly from the interests of, and may have been damaged by the actions of, the majority shareholders, VHA, Inc. (“VHA”) and University HealthSystem Consortium (“UHC”), both directly and indirectly through their wholly-owned affiliate, Novation L.L.C. (“Novation”).

As with any company whose securities we own, QVT Financial supports the Company’s efforts to maximize value to shareholders. In this regard, we took note of the Company’s public announcement in January 2005 that it had retained a financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale or merger of the Company, in order to achieve greater shareholder value. However, as noted in our prior letter, certain other public disclosure raises concerns that the Company may not be sufficiently protecting the interests of the Company’s minority shareholders, and that such interests may be inconsistent with the interests of VHA and UHC.

Board of Directors

Neoforma, Inc.

April 21, 2005

Accordingly, we once again urge the Board of Directors to act in accordance with your duties as directors under Delaware law to defend the rights of the Company’s minority shareholders and, consistent with such duties, to take the following actions:

•	We note the Company’s public disclosure regarding the appointment of a special committee to provide oversight and support to the Company’s evaluation of its strategic alternatives. We ask that you provide public disclosure affirming that the special committee is comprised solely of directors that have no current or past affiliation with VHA, UHC or Novation, and that the special committee has been granted full authority to retain their own counsel and financial advisors to consider any matters relating to strategic alternatives for the Company, VHA, UHC or Novation. In this regard, we note that one of the members of the special committee, Jeffrey Hillebrand, is the chief operating officer of Evanston Northwestern Healthcare, which is a member of VHA.

•	We reiterate our request that you consider seeking approval by the Company’s disinterested shareholders for any strategic alternatives involving the Company, VHA, UHC or Novation, or for amendments, changes or revisions to the Revised Amended Outsourcing Agreement among the Company, VHA, UHC, Novation and Healthcare Purchasing Partners International, L.L.C. dated August 2003 (the “Outsourcing Agreement”).

•	We ask that you consider all viable strategic alternatives in the interest of maximizing shareholder value and avoid actions that may have the effect of discouraging competing bids or proposals. For example, subsequent to the filing of our Schedule 13D, we had preliminary discussions with Global Healthcare Exchange, LLC (“GHX”) in late January 2005 in which GHX expressed an interest in pursuing a strategic transaction with the Company. Based on those discussions, we understand that GHX, as a revenue neutral entity, thought that it would be in a better position to maximize shareholder value than possible competing entities and was considering a transaction proposal at a substantial premium to the then market price of the Company’s common stock. We are not aware of whether GHX proceeded to consider this transaction or continues to have any interest in the Company but we would urge you to contact them and give serious consideration to any proposal they may be prepared to make that would maximize shareholder value.

•	The key relationship agreement with Novation is the Outsourcing Agreement. While noting that you have publicly disclosed certain information that had previously been redacted in your public filing of the Outsourcing Agreement, we continue to urge you to disclose with the Company’s public filings the full text of the Outsourcing Agreement, including the remaining provisions for which confidential treatment was sought, so that all investors have access to all material information regarding this significant document. We believe that the additional information that you recently publicly disclosed is not sufficient on its own to permit investors to understand the benchmarking arbitration procedure under which Novation could seek a reduction in payments required to be made under the Outsourcing Agreement.

Board of Directors

Neoforma, Inc.

April 21, 2005

•	We ask that you continue to resist Novation’s efforts to reduce the payment amounts under the Outsourcing Agreement.

•	We request that you grant to QVT Financial the right to nominate on behalf of all minority shareholders an independent candidate for the Company’s Board of Directors, and, if necessary, a waiver of any applicable advance notice provision of the Company’s bylaws in order to facilitate such a nomination in connection with the Company’s next annual meeting of shareholders.

•	We repeat our request that you adopt a disclosure policy of transparency regarding the Company’s consideration of strategic alternatives, repricing of the Outsourcing Agreement and any other related party matters.

We hope that the Board of Directors will seriously consider responding to our requests in a timely manner as we believe that the Company’s public silence on these matters continues to undermine the shareholders’ and other interested parties’ confidence in the Company’s prospects and current management.

Sincerely,

/s/ Lars E. Bader
Lars E. Bader
Managing Partner

Encl.

cc:	Stephen K. Phillips, Esq.
General Counsel
Neoforma, Inc.
3061 Zanker Road
San Jose, CA 95134

Attachment: Letter to Board of Directors, March 29, 2005

Robert J. Zollars, Chairman

Edward A. Blechschmidt, Director

Jeffrey H. Hillebrand, Director

Wayne B. Lowell, Director

Michael J. Murray, Director

C. Thomas Smith, Director

c/o Neoforma, Inc.

3061 Zanker Road

San Jose, CA 95134

March 29, 2005

Dear Sirs:

As a Managing Partner of QVT Financial LP (“QVT Financial”), I am writing to express our concerns relating to recent events and the future direction of Neoforma, Inc. (the “Company”). As you may know from our Schedule 13D filing, QVT Financial is the investment manager for QVT Fund LP and for a separate discretionary account managed for Deutsche Bank AG, which together currently own 1,110,083 shares, or approximately 5.52%, of the Company’s outstanding common stock.

This letter to the Company’s Board of Directors is consistent with QVT Financial’s process of ongoing evaluation of its investment in the Company and investment alternatives, which includes holding discussions with the Company’s management or Board of Directors as needed. We do not want the Company’s management or Board of Directors to provide us with any material non-public information. We feel it is necessary to state our concerns relating to the Company’s recent actions with respect to its majority shareholders and its announced exploration of strategic alternatives. In addition, we believe that our interests, and the interests of all of the Company’s minority shareholders, differ significantly from the interests of, and may have been damaged by the actions of, the majority shareholders, VHA, Inc. (“VHA”) and University HealthSystem Consortium (“UHC”), both directly and indirectly through their wholly-owned affiliate, Novation L.L.C. (“Novation”).

As with any company whose securities we own, QVT Financial supports the Company’s efforts to maximize value to shareholders. In this regard, we took note of the Company’s public announcement in January 2005 that it had retained a financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale or merger of the Company, in order to achieve greater shareholder value. Certain other publicly disclosed events, however, raise concerns that the Company may not be sufficiently protecting the differing interests of the Company’s minority shareholders, and that such interests may be inconsistent with the interests of VHA and UHC. In particular, we note the following:

Board of Directors

Neoforma, Inc.

March 29, 2005

•	The overlapping relationships among the Company, VHA, UHC and Novation create conflicts of interests that, if not addressed, may adversely affect the Company’s shareholders and the market value of the Company’s common stock. For example, Novation is the Company’s largest customer, accounting for a very significant percentage of the Company’s revenue and cash flow. Any reduction in amounts charged to Novation by the Company may materially adversely affect the Company and, we believe, the market value of its common stock, while economically benefiting Novation. While VHA and UHC as shareholders would be adversely affected by any decrease in the market value of their holdings of the Company’s common stock, unlike other shareholders they would obtain all of the economic benefit to Novation. Depending on the amounts involved, VHA’s and UHC’s indirect benefit resulting from a repricing in favor of Novation may outweigh any decrease in the market value of their common stock holdings in the Company, especially since they would share all of the economic benefit while only bearing a percentage of any market value decrease. Clearly in such circumstances, VHA’s and UHC’s interests would not be aligned with those of the Company’s other shareholders.

•	The key relationship agreement with Novation is the Revised Amended Outsourcing Agreement among the Company, VHA, UHC, Novation and Healthcare Purchasing Partners International, L.L.C. dated August 2003 (the “Outsourcing Agreement”). The announcement in January 2005 that both the Company and Novation retained independent advisors to assess the terms of the Outsourcing Agreement have caused concern to us and the marketplace in general. The content and timing of Novation’s assertions that it may request to reduce the quarterly maximum payment under the Outsourcing Agreement cause serious concern in light of the Company’s recent announcements regarding its future plans and consideration of strategic alternatives. We do not know if the timing of these statements was an attempt to discourage potential bidders or to facilitate a bargain sale of the Company, but it would not be a surprise if that is the result of such statements. In this regard, we note the decrease in the market price of the Company’s shares following Novation’s assertions.

•	The foregoing is all the more troubling given the disclosure in the Company’s public filings regarding the Outsourcing Agreement. Among the changes to the agreement when it was amended and restated in August 2003 was the establishment of quarterly maximum payments through expiration of the initial term on March 30, 2010. The portions of the amended agreement that would have provided pertinent pricing information to the marketplace were redacted from the version of the agreement filed with the Securities and Exchange Commission (“SEC”) as an exhibit to the Form 10-Q for the quarter ended September 30, 2003, with confidential treatment requested for the redacted portions. While SEC rules allow for confidential treatment requests regarding some limited information, in general such rules require the disclosure of all information that is material to investors. The lack of information regarding the ability of Novation to require future price renegotiations under the agreement may have contributed to the rise in the market price of the Company’s shares following the announcement of the amended agreement. Certainly the reaction of the market and certain analyst statements support

Board of Directors

Neoforma, Inc.

March 29, 2005

this view. In particular, we note an August 15, 2003 report by analyst P. Sean Jackson of Avondale Partners, LLC, in which the amendment of the Outsourcing Agreement is discussed as a positive event: “[T]he certainty of the payment agreements is meaningful given many investors’ concerns that Novation would wield its power to drastically reduce payments in future periods.”

•	We further note that the redacted version of the Outsourcing Agreement contained in the Company’s public filings created an information inbalance between the parties to the Outsourcing Agreement and public investors. The parties to the Outsourcing Agreement, including individuals at such entities familiar with the terms, had access to the entire agreement while the version in the Company’s public filings was incomplete. Following the disclosure of the amended Outsourcing Agreement and subsequent rise in the price of the Company’s shares, we note that VHA and UHC filed forms with the SEC indicating that they sold over 350,000 of the Company’s shares in the time period from September 10, 2003 through November 3, 2003, at prices ranging from $15.77 to $17.01 per share. We further note that some of the Company’s officers and directors also filed forms with the SEC indicating sales of the Company’s shares during the time period following the amendment of the Outsourcing Agreement. The prices of some of these sales were significantly higher than the average price for the Company’s shares over the preceding 12 months. We do not see any subsequent public filings by either VHA or UHC indicating any sales of the Company’s shares since November 12, 2003.

•	In January 2005, VHA and UHC announced that the Company had granted them a waiver of certain provisions of Delaware law and of standstill agreements that will allow VHA and UHC to work together to evaluate strategic alternatives for the Company. We do not know why the waivers were granted, and do not know whether the Company’s grant of these waivers was the result of pressure by the majority shareholders, or whether the waivers will facilitate a buyout of the minority shareholders by VHA and UHC. We do question, however, whether these actions may create such a perception and therefore discourage potential bidders who may be able to offer better terms to the Company’s minority shareholders. We further note that the Company has not filed a Current Report on Form 8-K with the SEC relating to its granting of such waivers.

We realize that you may have already considered all of these events and are in the process of addressing them in an appropriate manner. Nonetheless, we respectfully urge the Board of Directors to consider the events enumerated above and their potential effect in the marketplace, and expect that you will act in accordance with your duties as directors under Delaware law to defend the rights of the Company’s minority shareholders. Consistent with such duties, we urge you to take the following actions:

•	Appoint a special committee comprised solely of directors that have no current or past affiliation with VHA, UHC or Novation, with full authority to retain their own counsel and financial advisors to consider any matters relating to strategic alternatives for the Company, VHA, UHC or Novation.

Board of Directors

Neoforma, Inc.

March 29, 2005

•	Consider seeking approval by the Company’s disinterested shareholders for any strategic alternatives involving the Company, VHA, UHC or Novation, or for amendments, changes or revisions to the Outsourcing Agreement.

•	Confirm the pricing terms of the Outsourcing Agreement and resist Novation’s efforts to reduce the payment amounts.

•	Disclose with the Company’s public filings the full text of the Outsourcing Agreement, including the provisions for which confidential treatment was sought, so that all investors have access to all material information regarding this significant document.

•	Involve the minority shareholders in the process regarding the Company’s consideration of strategic alternatives and repricing of the Outsourcing Agreement, and adopt a disclosure policy of transparency regarding such matters and any other related party transactions.

We want to schedule a meeting to discuss with the Company and the Board of Directors the issues raised in this letter, and ask that you contact either me at 212-705-8800, or our counsel Knute Salhus of Wilmer Cutler Pickering Hale and Dorr LLP at 212-230-8805, regarding your availability.

Sincerely,

/s/ Lars E. Bader
Lars E. Bader
Managing Partner

cc:	Nancy A. Lieberman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Karen Lindren, Esq.

General Counsel

University HealthSystem Consortium

2001 Spring Road, Suite 700

Oak Brook, IL 60523

Marcea B. Lloyd, Esq.

Senior Vice President and General Counsel

VHA Inc.

220 East Las Colinas Boulevard

Irving, TX 75039

Board of Directors

Neoforma, Inc.

March 29, 2005

Stephen K. Phillips, Esq.

General Counsel

Neoforma, Inc.

3061 Zanker Road

San Jose, CA 95134

Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue

New York, NY 10022